February 18, 2026

Jim Sherman
Chief Financial Officer
ZenaTech, Inc.
777 Hornby Street, Suite 1460
Vancouver, British Columbia
Canada V6Z 1S4

       Re: ZenaTech, Inc.
           Registration Statement on Form F-3
           Filed February 10, 2026
           File No. 333-293356
Dear Jim Sherman:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Matthew Derby at 202-551-3334 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology